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                    Filed by Fisher Scientific International
       Pursuant to rule 425 under the Securities Act of 1933, as amended.

                      FISHER SCIENTIFIC INTERNATIONAL INC.
                      ACQUISITION OF PSS WORLD MEDICAL INC.
                                    JUNE 2000


FISHER Leading global supplier of consumables and instrumentation for scientific research and clinical laboratories with sales of $2.5 billion. Operations in 30 countries serving 250,000 customers located in 145 countries. Alchematrix, Fisher's E-commerce subsidiary, is the market leader in scientific research with over 80,000 registered users and a sales run rate of $175 million. Fisher plans to take Alchematrix public in 6 to 12 months.

PSS WORLD
MEDICAL PSS is a leading supplier of healthcare medical supplies and equipment to physician offices, hospital and independent diagnostic imaging centers and long term care facilities serving 160,000 customers in the U.S. Sales of $1.8 billion.

TRANSACTION
SUMMARY        -  Exchange 0.3121 of a Fisher share for each outstanding share of PSS, no collar.
               -  $840 million transaction value based on Fisher stock
                  price on June 21, 2000.
               -  27% estimated cash EPS accretion in year 1.
               -  32% estimated cash EPS CAGR (3 years).
               -  Accounted for as a purchase.

TRANSACTION    -  Leading supplier to $40 billion U.S. market for medical
HIGHLIGHTS        supplies and equipment ($2.5 billion in sales)
               -  Leading supplier to $20 billion global market for scientific research products ($1.7 billion in sales).
               -  Favorable dynamics in healthcare and research markets.
               -  $30 million of identified cost savings
               -  Growth opportunities through common vendors, products and customers; expansion of private label business; and leveraging of global position and E-commerce leadership.
               -  Broad product offering - 80% recurring products and services.
               -  4,300 sales and customer service reps.
               -  18% management ownership (primarily Fisher).
               -  Strong management track record -- 39% compounded annual return to shareholders since Fisher IPO in 1991 vs 17% return on S&P 500 (as of June 21, 2000).

PROJECTIONS

                                                                        CAGR
($ in millions, except       2000E          2001E          2003E     ('00 - '03)
 per share amounts)          -----          -----          -----      ---------

Revenue                    $4,500 (a)       $4,831        $5,452          7%

EBITDA                       $326 (a)         $352          $431         10%

Cash EPS                    $1.11 (b)        $1.75         $2.56         32%


(a)  Proforma combined
(b)  Fisher stand-alone

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE FOLLOWING DOCUMENTS WHEN THEY BECOME AVAILABLE REGARDING THE TRANSACTION DESCRIBED IN THIS COMMUNICATION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION:

     * FISHER SCIENTIFIC'S JOINT PROXY STATEMENT / PROSPECTUS, INCLUDING ANY PRELIMINARY AND FINAL PROXY STATEMENT, REGISTRATION STATEMENT ON FORM S-4, ANY PRELIMINARY OR FINAL PROSPECTUS INCLUDED IN SUCH REGISTRATION STATEMENT, AND ANY PROXY STATEMENT SUPPLEMENT AND EXCHANGE OFFER MATERIAL; AND

     * PSS WORLD MEDICAL'S PRELIMINARY PROXY STATEMENT, FINAL PROXY STATEMENT AND PROXY STATEMENT SUPPLEMENT.


THESE DOCUMENTS AND AMENDMENTS TO THESE DOCUMENTS HAVE BEEN OR WILL BE FILED WITH THE SEC. WHEN THESE AND OTHER DOCUMENTS ARE FILED WITH THE SEC, THEY MAY BE OBTAINED FOR FREE AT THE SEC'S WEB SITE AT WWW.SEC.GOV. YOU MAY ALSO OBTAIN FOR FREE EACH OF THESE DOCUMENTS, WHEN AVAILABLE, FROM FISHER SCIENTIFIC OR PSS WORLD MEDICAL BY DIRECTING YOUR REQUEST TO:

     FISHER SCIENTIFIC INTERNATIONAL INC.    PSS WORLD MEDICAL INC.
     ONE LIBERTY LANE                        4345 SOUTHPOINT BLVD.
     HAMPTON, NH  03842                      JACKSONVILLE, FL  32216
     ATTN: ROBERT J. GAGALIS                 ATTENTION: DAVID A. SMITH

THIS COMMUNICATION INCLUDES FORWARD-LOOKING STATEMENTS. FISHER SCIENTIFIC HAS BASED THESE FORWARD-LOOKING STATEMENTS ON ITS CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS. ALTHOUGH FISHER SCIENTIFIC BELIEVES THAT ITS ASSUMPTIONS MADE IN CONNECTION WITH THE FORWARD-LOOKING STATEMENTS ARE REASONABLE, NO ASSURANCES CAN BE GIVEN THAT ITS ASSUMPTIONS AND EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO VARIOUS RISKS, UNCERTAINTIES AND ASSUMPTIONS. FISHER SCIENTIFIC UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. IN LIGHT OF THESE RISKS, UNCERTAINTIES AND ASSUMPTIONS, THE FORWARD-LOOKING EVENTS DISCUSSED IN THIS ANNOUNCEMENT MIGHT NOT OCCUR.